UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 12b-25

SEC FILE NUMBER 0-21174

CUSIP NUMBER 05367P 10 0

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: June 30, 2013

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Network Drive
Address of Principal Executive Officer (Street and Number)

Burlington, Massachusetts 01803
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Form 8-K filed on May 21, 2013 (“Form 8-K”), Avid Technology, Inc. (the “Company”) is in the process of restating its financial statements for the fiscal years ended December 31, 2011, 2010 and 2009 and for its quarterly periods ended September 30, 2012 and 2011, June 30, 2012 and 2011, and March 31, 2012 and 2011. The restatement relates to the Company's accounting treatment of certain upgrades, enhancements and compatibility extensions (collectively “Software Updates”) it previously made available to certain of its customers at no-charge. The Company has determined that such Software Updates should have been accounted for as implied post-contract customer support (PCS) under U.S. Generally Accepted Accounting Principles. The Company expects that the timing of revenue recognition for the impacted customer arrangements will change from the historical presentation in the Company's financial statements pursuant to which revenue was recognized up front, generally to being recognized ratably over the estimated implied PCS service period. In addition, the timing of recognition of certain costs related to these customer arrangements may also be impacted, along with the timing of related income taxes. The Company cannot at this time estimate the full impact of the adjustments of revenue and costs, and the related impact on income taxes, on any previously issued financial statements for any individual reporting period, although it may be significant. However, while the restatement adjustments will impact previously reported revenue and operating results for prior periods, the restatement adjustments are not expected to affect the amount of total revenue ultimately to be earned, or the amount or timing of cash received or to be received, from the sales transactions or the Company's liquidity or cash flow for any prior period.

Pending completion of the restatement work, the Company is not able to complete and cannot file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 by the prescribed due date or by August 14, 2013, the fifth calendar day after the prescribed due date. The Company will continue to work expeditiously to file as soon as practicable thereafter.

Please refer to the disclosures in the Form 8-K for additional information regarding the Company's ongoing accounting evaluation, and for information regarding the Company's delayed filing of its 2012 Form 10-K and Form 10-Q for the quarter ended March 31, 2013.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John W. Frederick	(978) 640-6789

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No
Annual Report on Form 10-K for the year ended December 31, 2012
Quarterly Report on Form 10-Q for the quarter ended March 31, 2013

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☒ Yes	☐ No

As disclosed above, Company has concluded that the Company's prior period financial statements should be restated. Management's work on the pending restatement is not yet complete and the Company is not in a position at this time to compare results of operations for the quarters ended June 30, 2012 and 2013 respectively.

Cautionary Note Regarding Forward-Looking Statements
The information provided in this notice includes forward-looking statements that involve risks and uncertainties, including statements about Avid's anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the ongoing evaluation of Avid's current and historical accounting practices and treatment of various items, including Software Updates and the outcome and timing of such evaluation; the scope of the ongoing evaluation; the impact of the evaluation on Avid's financial results and the financial statements for the quarter ended June 30, 2013 and prior periods, including on previously reported revenue, operating results and liquidity and cash flow; the timing of revenues, costs and taxes and the total revenues, costs and taxes over time; and the timing of the filing of restated financial statements, Avid's 2012 Form 10-K and first and second quarter 2013 Form 10-Q and any future filings. These forward-looking statements are based on current expectations as of the date of this filing and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the impact of restatement of financial statements for prior periods; the impact of delays in Avid's completion of its financial statements and the filing of its periodic reports; the impact of the previously disclosed ongoing SEC and Department of Justice inquiries; the impact of the ongoing evaluation and these inquiries on Avid's financial results and financial statements for the quarter ended June 30, 2013 and prior and future periods, including the costs associated with the evaluation and inquiries; Avid's ability to regain compliance with NASDAQ's continued listing requirements; the identified material weakness in Avid's internal controls; recent changes in Avid's management; Avid's ability to execute its strategic plan and meet customer needs; its ability to produce innovative products in response to changing market demand, particularly in the media industry; risks related to litigation; competitive factors; history of losses; fluctuations in its revenue, based on, among other things, Avid's performance in particular geographies or markets, fluctuations in foreign currency exchange rates and seasonal factors; adverse changes in economic conditions; and Avid's liquidity. Moreover, the business may be adversely affected by future legislative, regulatory or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect Avid's business and prospects are described in the filings made by the Company with the SEC.
Avid expressly disclaims any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

 Avid Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2013	By:	/s/ John W. Frederick
	Name:	John W. Frederick
	Title:	Executive Vice President, Chief Financial
Officer and Chief Administrative Officer